UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)*

BIOLASE, INC.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

090911108
 (CUSIP Number)

Jack W. Schuler
100 N. Field Drive., Suite 360
Lake Forest, Illinois 60045
(847) 607-2066
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 090911108		Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
JACK W. SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,692,178 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,692,178 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,692,178 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.05% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) This amount includes 2,651,331 Shares that the Reporting Person has the right to acquire upon exercise of Warrants and New Warrants (defined in Amendment No. 8 and Amendment No. 10), and excludes 3,824,252 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

(2) This percentage is based on a total of 104,973,407 Shares outstanding, which is the sum of: (i) 102,322,076 Shares outstanding as of December 5, 2017; and (ii) 2,651,331 Shares that the Reporting Person has the right to acquire upon exercise of Warrants and New Warrants.

SCHEDULE 13D

CUSIP No: 090911108		Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
JACK W. SCHULER LIVING TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,089,552 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,089,552 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,089,552 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.75% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This amount includes 850,796 Shares that the Reporting Person has the right to acquire upon exercise of Warrants.

(2) This percentage is based on a total of 103,172,872 Shares outstanding, which is the sum of: (i) 102,322,076 Shares outstanding as of December 5, 2017; and (ii) plus 850,796 Shares that the Reporting Person has the right to acquire upon exercise of Warrants.

SCHEDULE 13D

CUSIP No: 090911108		Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
RENATE SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,602,626 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,602,626 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,602,626 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.67% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  This amount includes 1,800,535 Shares the at the Reporting Person has the right to acquire upon exercise of New Warrants, and excludes 3,824,252 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

(2) This percentage is based on a total of 104,122,611 Shares outstanding, which is the sum of: (i) 102,322,076 Shares outstanding as of December 5, 2017; and (ii) 1,800,535 Shares that the Reporting Person has the right to acquire upon exercise of New Warrants.

SCHEDULE 13D

CUSIP No: 090911108		Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
SCHULER FAMILY FOUNDATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,502,626 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,502,626 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,502,626 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.57% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  This amount excludes 3,824,252 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.

(2) This percentage is based on a total of 104,122,611 Shares outstanding, which is the sum of: (i) 102,322,076 Shares outstanding as of December 5, 2017; and (ii) 1,800,535 Shares that the Reporting Person has the right to acquire upon exercise of New Warrants.

SCHEDULE 13D

CUSIP No: 090911108		Page 6 of 8 Pages

Item 1.	Security and Issuer

This Amendment No. 14 to Schedule 13D ("Amendment No. 14") is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on November 10, 2014, as amended by Amendment No. 1 filed on November 10, 2014, Amendment No. 2 filed on March 6, 2015, Amendment No. 3 filed on October 14, 2015, Amendment No. 4 filed on October 23, 2015, Amendment No. 5 filed on November 9, 2015, Amendment No. 6 filed on November 13, 2015, Amendment No. 7 filed on December 14, 2015, Amendment No. 8 filed on August 3, 2016, Amendment No. 9 filed on October 10, 2016, Amendment No. 10 filed on April 17, 2017, Amendment No. 11 filed on July 5, 2017, Amendment No. 12 filed on November 9, 2017, and Amendment No. 13 filed on November 30, 2017 (collectively, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Shares"), of Biolase, Inc. (the "Issuer"), whose principal executive offices are located at 4 Cromwell, Irvine, California 92618.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The funds used for the purchases of the Shares reported herein by the Reporting Persons were personal funds of Mr. Schuler that had been entrusted to the Foundation, of which Mr. Schuler serves as a President and Secretary.  In connection with the Rights Offering (as defined in Amendment No. 12) $4,999,999.87 was paid to acquire a total of 10,964,912 Shares.

Further, $284,610.90 was paid to acquire the Shares purchased on December 5, 2017 and $191,608.31 was paid to acquire the Shares purchased on December 6, 2017 (as disclosed in Item 5(c) hereof).

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed in Amendment No. 12, in connection with the Rights Offering, the Issuer sold up to an aggregate of 26,302,703 Shares at a subscription price of $0.456 per Share, subject to certain limitations, and an over-subscription privilege (as defined in Amendment No. 12) at the same basic subscription price of $0.456 per Share.  Due to the conditions to closing of the Rights Offering, these Shares were not beneficially owned until closing, on December 5, 2017.  In accordance with its basic subscription right (as defined in Amendment No. 12) and over-subscription privilege, the Foundation purchased a total of 10,964,912 Shares, representing approximately 10.72% of the Shares then outstanding.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of December 6, 2017, Mr. Schuler may be deemed to beneficially own, in the aggregate, 34,692,178 Shares, representing approximately 33.05% of the Shares outstanding.  This amount consists of: (A) 10,238,756* Shares and 850,796 Shares obtainable upon exercise of Warrants held by the Trust, collectively representing approximately 10.75% of the Shares outstanding;  (B) 21,702,091 Shares and 1,800,535 Shares obtainable upon exercise of New Warrants held by the Foundation, representing approximately 22.57% of the Shares outstanding;  and (C) 100,000 Shares held by Mr. Schuler’s spouse, Ms. Schuler, representing approximately 0.10% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on the sum of: (i) 102,322,076 Shares outstanding as of December 5, 2017, according to the Issuer’s Form 424B3 Prospectus filed on November 9, 2017;  (ii) for purposes of calculating beneficial ownership of Mr. Schuler and the Trust pursuant to Rule 13d-3(d)(1)(i) under the Act, 2,651,331 Shares issuable upon exercise of Warrants held by the Trust; and (iii) for purposes of calculating beneficial ownership of Mr. Schuler and the Foundation pursuant to Rule 13d-3(d)(1)(i) under the Act, 1,800,535 Shares issuable upon exercise of New Warrants held by the Foundation.

SCHEDULE 13D

CUSIP No: 090911108		Page 7 of 8 Pages

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 11,089,552 Shares beneficially owned by the Trust.  Mr. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation.

As of December 6, 2017, Ms. Schuler may be deemed to beneficially own, in the aggregate, 23,602,626 Shares, representing approximately 22.67% of the Shares outstanding.  This amount consists of (A) 100,000 Shares held by Ms. Schuler, representing approximately 0.10% of the Shares outstanding, and (B) 21,702,091 Shares and 1,800,535 Shares obtainable upon exercise of New Warrants held by the Foundation, representing approximately 21.46% of the Shares outstanding.  Ms. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation.

The foregoing beneficial ownership percentages are based on the sum of: (i) 102,322,076 Shares outstanding as of December 5, 2017, according to the Issuer's Form 424B3 Prospectus filed on November 9, 2017; and (ii) for purposes of calculating beneficial ownership of Ms. Schuler and the Foundation pursuant to Rule 13d-3(d)(1)(i) under the Act, 1,800,535 Shares issuable upon exercise of New Warrants held by the Foundation.

As disclosed in Amendment No. 2, the Foundation holds an additional 3,824,252 warrants whose terms prohibit the holder of such warrants from exercising the warrants to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.  As such, although the Foundation holds additional warrants to acquire 3,824,252 Shares, due to the 19.99% blocker, at this time, the Foundation cannot exercise any of these warrants.

* This figure includes an additional 43,557 Shares that had been inadvertently excluded from the Shares beneficially owned by the Trust as reported in the Schedule 13D.

(c)  As of the date hereof, no transactions in the Shares had been effected by the Reporting Persons since the filing of Schedule 13D (Amendment No. 13) on November 30, 2017, other than the following open market purchases:

Reporting Person	Date of Transaction	Number of Shares	Price Per Share
Foundation	11/05/2017	677,645	$0.42
Foundation	11/06/2017	477,469	$0.4013

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

SCHEDULE 13D

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2017

JACK W. SCHULER

/s/ Jack W. Schuler

JACK W. SCHULER LIVING TRUST

By:	/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	Trustee

RENATE SCHULER

/s/ Renate Schuler

SCHULER FAMILY FOUNDATION

By:	/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	President